UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Absci Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00091E109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00091E109	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Phoenix Venture Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,492,813
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,492,813
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,492,813
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 00091E109	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS Phoenix General Partner II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,492,813[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,492,813
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,492,813
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.7%
12	TYPE OF REPORTING PERSON (See Instructions) OO

[1]	Shares reported in this table are held by Phoenix Venture Partners II, LP, of which the Reporting Person is the sole general partner.

CUSIP No. 00091E109	Page 4 of 6 Pages

ITEM 1(a).	NAME OF ISSUER

Absci Corporation (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

18105 SE Mill Plain Blvd

Vancouver, WA 98683

ITEM 2(a).	NAME OF PERSONS FILING

This joint statement on Schedule 13G is being filed by Phoenix General Partner II LLC, a Delaware limited liability company (the “General Partner”), and Phoenix Venture Partners II, LP, a Delaware limited partnership (the “Fund” and, together with the General Partner, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The business address of each of the Reporting Persons is 1700 El Camino Real, Suite 355, San Mateo, CA 94402.

ITEM 2(c).	CITIZENSHIP

The Fund is a Delaware limited partnership; and the General Partner is a Delaware limited liability company.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES

Common stock, par value $0.0001 per share (the “Common Stock”).

ITEM 2(e).	CUSIP NUMBER

00091E109

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

(a)	Amount beneficially owned by each Reporting Person: 14,492,813 shares of Common Stock.

(b)	Percent of class beneficially owned by each Reporting Person: 15.7%.

(c)

Number of shares as to which each of the Fund and the General Partner has (i) the sole power to vote or direct the vote of: 14,492,813, (ii) the shared power to vote or to direct the vote of: 0, (iii) the sole power to dispose or to direct the disposal of: 14,492,813, and (iv) the shared power to dispose or to direct the disposal of: 0.

CUSIP No. 00091E109	Page 5 of 6 Pages

The percentages of beneficial ownership reported herein, and on each Reporting Person’s cover page to this Schedule 13G, are based on a total of 92,394,909 shares of Common Stock issued and outstanding as of October 31, 2022, as reported in the most recent quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended September 30, 2022.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP No. 00091E109	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 9, 2023

PHOENIX VENTURE PARTNERS II, LP

By:	Phoenix General Partner II LLC,
its General Partner

By:	/s/ Zachariah Jonasson
Zachariah Jonasson
Managing Member

PHOENIX GENERAL PARTNER II LLC

By:	/s/ Zachariah Jonasson
Zachariah Jonasson
Managing Member